NO ACT

16
12-28-12



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549





13000127

DIVISION OF
CORPORATION FINANCE

January 10, 2013

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 1/10/13

Amy E. Carriello
PepsiCo, Inc.
amy.carriello@pepsico.com

Re: PepsiCo, Inc.
Incoming letter dated December 28, 2012

Dear Ms. Carriello:

This is in response to your letter dated December 28, 2012 concerning the shareholder proposal submitted to PepsiCo by Kenneth Steiner. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Ted Yu
Senior Special Counsel

Enclosure

cc: John Chevedden
*** FISMA & OMB Memorandum M-07-16 ***

January 10, 2013

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: PepsiCo, Inc.
Incoming letter dated December 28, 2012

The proposal asks the board to adopt a policy that in the event of a change of control of the company, there shall be no acceleration in the vesting of any future equity pay to a senior executive, provided that any unvested award may vest on a pro rata basis as of the day of termination; to the extent any such unvested awards are based on performance, the performance goals must have been met.

There appears to be some basis for your view that PepsiCo may exclude the proposal under rule 14a-8(i)(3), as vague and indefinite. We note in particular your view that, in applying this particular proposal to PepsiCo, neither shareholders nor the company would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires. Accordingly, we will not recommend enforcement action to the Commission if PepsiCo omits the proposal from its proxy materials in reliance on rule 14a-8(i)(3). In reaching the position, we have not found it necessary to address the alternative basis for omission upon which PepsiCo relies.

Sincerely,

Angie Kim
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.



PEPSICO

    

700 Anderson Hill Road Purchase, New York 10577 www.pepsico.com

AMY E. CARRIELLO
SENIOR LEGAL COUNSEL
Tel: 914-253-2507
Fax: 914-249-8109
amy.carriello@pepsico.com

December 28, 2012

VIA E-MAIL

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: *PepsiCo, Inc.*
Shareholder Proposal of Kenneth Steiner
Exchange Act of 1934—Rule 14a-8

Ladies and Gentlemen:

This letter is to inform you that PepsiCo, Inc. (the "Company") intends to omit from its proxy statement and form of proxy for its 2013 Annual Meeting of Shareholders (collectively, the "2013 Proxy Materials") a shareholder proposal (the "Proposal") and statements in support thereof submitted by Kenneth Steiner, naming John Chevedden as his designated representative (the "Proponent").

Pursuant to Rule 14a-8(j), we have:

- filed this letter with the Securities and Exchange Commission (the "Commission") no later than eighty (80) calendar days before the Company intends to file its definitive 2013 Proxy Materials with the Commission; and

- concurrently sent copies of this correspondence to the Proponent's representatives.

Rule 14a-8(k) and Staff Legal Bulletin No. 14D (Nov. 7, 2008) ("SLB 14D") provide that shareholder proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the staff of the Division of Corporation Finance (the "Staff"). Accordingly, we are taking this opportunity to inform the Proponent that if he elects to submit additional correspondence to the Commission or the Staff with respect to this Proposal, a copy of that correspondence should concurrently be furnished to the undersigned on behalf of the Company pursuant to Rule 14a-8(k) and SLB 14D.

THE PROPOSAL

The Proposal, which is titled "Limit Accelerated Executive Pay," contains a resolution that states:

> RESOLVED: The shareholders ask our board of directors to adopt a policy that in the event of a change of control of our company, there shall be no acceleration in the vesting of any future equity pay to a senior executive, provided that any unvested award may vest on a pro rata basis as of the day of termination; to the extent any such unvested awards are based on performance, the performance goals must have been met. This policy shall not affect any legal obligations that may exist at the time of adoption of the requested policy.

A copy of the Proposal and related correspondence with the Proponent is attached to this letter as Exhibit A.

BASES FOR EXCLUSION

We hereby respectfully request that the Staff concur in our view that the Proposal may be excluded from the 2013 Proxy Materials pursuant to Rule 14a-8(i)(3) because the Proposal is impermissibly vague and indefinite so as to be inherently misleading. However, if the Staff does not concur, the Company represents that it will include in the 2013 Proxy Materials another shareholder proposal that substantially duplicates the Proposal. In that situation, the Company requests that the Staff concur in our view that the Proposal may be excluded from the 2013 Proxy Materials pursuant to Rule 14a-8(i)(11) because the Proposal substantially duplicates another shareholder proposal previously submitted to the Company that the Company intends to include in the Company's 2013 Proxy Materials.

ANALYSIS

I. The Proposal May Be Excluded Under Rule 14a-8(i)(3) Because The Proposal Is Impermissibly Vague And Indefinite So As To Be Inherently Misleading.

Rule 14a-8(i)(3) permits the exclusion of a shareholder proposal if the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials. The Staff consistently has taken the position that vague and indefinite shareholder proposals are inherently misleading and therefore excludable under Rule 14a-8(i)(3) because "neither the shareholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." Staff Legal Bulletin No. 14B (Sept. 15, 2004) ("SLB 14B"); *see also Dyer v. SEC*, 287 F.2d 773, 781 (8th Cir. 1961) ("[I]t appears to us that the proposal, as drafted and submitted to the company, is so vague and indefinite as to make it impossible for either the board of directors or the shareholders at large to comprehend precisely what the proposal would entail."). Moreover, the Staff has, on numerous occasions, concurred that a shareholder proposal was sufficiently misleading so as to justify its exclusion where a company and its shareholders might interpret the proposal differently, such that "any action ultimately taken by the [c]ompany upon implementation [of the proposal] could be significantly different from the actions envisioned by shareholders voting on the proposal." *Fuqua Industries, Inc.* (avail. Mar. 12, 1991); *see also General Electric Co. (Freeda)* (avail. Jan. 21, 2011) (proposal requesting specified changes to senior executive compensation excludable because "in applying this particular proposal to GE, neither the shareholders nor the company would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires"); *Puget Energy, Inc.* (avail. Mar. 7, 2002) (permitting exclusion of a proposal requesting that the company's board of directors "take the necessary steps to implement a policy of improved corporate governance").

The Staff has consistently permitted the exclusion of shareholder proposals relating to executive compensation matters when such proposals have failed to define certain terms necessary to implement them. For example, in *Boeing Co. (Recon.)* (avail. Mar. 2, 2011), the Staff permitted the exclusion of a proposal that sought for Boeing to negotiate with senior executives to "request that they relinquish, for the common good of all shareholders, preexisting executive pay rights, if any, to the fullest extent possible." The Staff agreed that Boeing could exclude the proposal under Rule 14a-8(i)(3), noting "in particular [Boeing's] view that the proposal does not sufficiently explain the meaning of 'executive pay rights' and that, as a result, neither stockholders nor the company would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." *See also General Motors Corp.* (avail. Mar. 26, 2009) (concurring with the exclusion under Rule 14a-8(i)(3) of a proposal to "eliminate all incentives for the CEOS and the Board of Directors" that did not define "incentives"); *Verizon Communications Inc.* (avail. Feb. 21, 2008) (proposal prohibiting certain compensation unless Verizon's returns to shareholders exceeded those of its undefined "Industry Peer Group" was excludable under Rule 14a-8(i)(3)); *Woodward Governor Co.* (avail. Nov. 26, 2003) (concurring with the exclusion of a proposal that the board implement a compensation policy for "the executives in the upper management (that being plant managers to board members), based on stock growth" as vague and indefinite where the company had no executive category for plant manager).

More specifically, the Staff has concurred with the exclusion under Rule 14a-8(i)(3) of shareholder proposals that are very similar to the Proposal because in each case "neither shareholders nor the company would be able to determine with any reasonable certainty exactly what actions or measures the proposal require." For example, in *Limited Brands, Inc.* (avail. Feb. 29, 2012), the proposal also requested that "in the event of a change of control," "there shall be no acceleration in the vesting of any equity award . . . provided that any unvested award may vest on a pro rata basis up to the time of a change of control event." Limited Brands argued that the proposal was excludable because, among other things, it was unclear how equity awards would vest "on a pro rata basis" to the extent "performance goals have been met" and the proposal did not define "change of control." *See also Staples, Inc.* (avail. Mar. 5, 2012); *Devon Energy Corp.* (avail. Mar. 1, 2012); and *Verizon Communications Inc.* (avail. Jan. 27, 2012) (each concurring in the exclusion under Rule 14a-8(i)(3) of a proposal seeking to limit accelerated vesting of equity awards in the event of termination or a change of control subject to pro rata vesting where such terms were undefined).

Here, the Proposal similarly fails to define certain key terms such that shareholders and the Company cannot determine with any reasonable certainty exactly what actions or measures the Proposal requires:

- Following a change of control, the Proposal permits accelerated vesting of unvested awards on a "pro rata basis as of the day of termination" but fails to explain what is meant by "pro rata" vesting, thus leaving open several possible acceleration scenarios. For example, with respect to multiple tranche awards, the Proposal could mean to multiply the remaining tranches of unvested awards by various metrics, including by the percentage of the total award that previously vested, by the percentage of the vesting period that the executive worked for the Company in advance of "the day of termination" or by some other formulation.

- The Proposal also permits "pro rata" accelerated vesting of unvested performance-based awards but only when "the performance goals . . . have been met," which phrase is subject to multiple interpretations. Specifically, it is unclear how the Proponent intends the Proposal to apply to equity awards with multi-year performance goals. For example, consider an executive who was granted a performance-based equity award that vests based on growth in earnings per share as of the end of a three-year performance period, with payout at the end of such performance period. And assume that a change of control occurs at the end of the performance period's second year. The Proposal could mean that "the performance goals must have been met" as of the end of the award's performance period, in which case there would be no acceleration of the unvested award because growth in earnings per share could not be measured until the end of the three-year performance period. The Proposal also could mean that "the performance goals must have been met" "as of the day of termination," which could occur days, months or years following a change in control.

- Even if it was clear the specific moment at which to measure whether "the performance goals . . . have been met," the Proposal fails to explain what is meant by "pro rata" vesting in the context of performance-based awards. For example, continuing the example above, if a three-year performance target was met two years into the performance period, then the Proposal could mean that the full award could accelerate (because the full three-year target was met) or that two-thirds of the award could accelerate (because only two-thirds of the performance period would have elapsed).

- The Proposal applies "in the event of a change of control" yet then would permit pro rata accelerated vesting "as of the day of termination." Absent any explanation linking those two events, it is unclear whether the Proposal seeks to permit pro rata vesting *only* if the relevant executive officer's employment has also been terminated following the change of control. And, if that is the case, the Proposal does not clarify if the reference to "termination" means only if the Company acts to terminate the executive's employment (*e.g.*, termination for cause or termination without cause) or if it also applies to a broader range of reasons that an executive may no longer be employed by the Company following a change of control, including voluntary departure, resignation for "good reason," retirement and resignation due to death or disability.

- The Proposal applies to "future equity pay," yet it is unclear what that term applies to. The Proposal states that "*in the event of a change of control* of our company, there shall be no acceleration in the vesting of any *future equity pay* to a senior executive....." (emphasis added). It is unclear if the Proposal's request to limit acceleration in the vesting of any "future equity pay" applies to equity pay awarded to our senior executives "in the event of" a change of control (i.e., simultaneous with or after a change of control) or whether it is seeking to limit acceleration in the vesting of any equity pay received after adoption of the proposed policy. Either of these interpretations could be valid given the terminology of the Proposal, but present significantly different outcomes that would be material to a shareholder's decision when voting on such a proposal.

- Finally, the Proposal states that it applies "in the event of a change of control," but it does not define "change of control." A change of control can occur in many ways, including through sale or transfer of substantially all of a company's assets, a merger where the company is not the surviving entity, change in ownership of a majority of a company's shares, a change in the composition of the board of directors, or change in a company's chief executive officer or board chairman. Given that "change of control" is open to many possible interpretations, it is not clear when the Proposal would require the Company to take the requested actions, and the Company's interpretation of "change of control" may differ from how the Company's shareholders interpret the same phrase.

As a result of these ambiguities, the Proposal is similar to the proposals in *Staples*, *Devon Energy*, *Limited Brands* and *Verizon Communications*, which were excludable under Rule 14a-8(i)(3) since "neither stockholders nor the company would be able to determine with any reasonable certainty exactly what actions or measure the proposal requires." *See also Alaska Air Group, Inc.* (avail. Jan. 20, 2011, *recon. denied* Feb. 18, 2011) (noting proposal's failure to sufficiently explain the meaning of a key term when concurring in the exclusion of such proposal).

Moreover, the Proposal is unlike the shareholder proposal at issue in *Walgreen Co. (Amalgamated Bank)* (avail. Oct. 4, 2012), where the Staff did not concur that a shareholder proposal regarding accelerated vesting of certain awards could be excluded under Rule 14a-8(i)(3). The *Walgreen* proposal did not have the same ambiguities as the Proposal because it provided guidance on how to define terms like "change in control," and it expressly permitted the company's compensation committee to interpret key terms in the proposal.

Thus, consistent with the precedent cited above, the Company's shareholders cannot be expected to make an informed decision on the merits of the Proposal if they are unable "to determine with any reasonable certainty exactly what actions or measures the proposal requires." SLB 14B; *see also Capital One Financial Corp.* (avail. Feb. 7, 2003) (concurring in the exclusion of a proposal under Rule 14a 8(i)(3) where the company argued that its shareholders "would not know with any certainty what they are voting either for or against). Accordingly, we believe that as a result of the vague and indefinite nature of the Proposal, the Proposal is impermissibly misleading and, thus, excludable in its entirety under Rule 14a-8(i)(3).

II. The Proposal May Be Excluded Under Rule 14a-8(i)(11) Because It Substantially Duplicates Another Proposal That The Company Intends To Include In Its Proxy Materials.

If the Staff does not concur that the Proposal is excludable under Rule 14a-8(i)(3), then the Company represents that it will include in the 2013 Proxy Materials another shareholder proposal that substantially duplicates the Proposal. In that situation, the Company requests that the Staff concur in our view that the Proposal may be excluded from the 2013 Proxy Materials pursuant to Rule 14a-8(i)(11) because the Proposal substantially duplicates another shareholder proposal previously submitted to the Company that the Company intends to include in the Company's 2013 Proxy Materials.

Rule 14a-8(i)(11) provides that a shareholder proposal may be excluded if it "substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting." The Commission has stated that "the purpose of [Rule 14a-8(i)(11)] is to eliminate the possibility of shareholders having to consider two or more substantially identical proposals submitted to an issuer by proponents acting independently of each other." Exchange Act Release No. 12999 (Nov. 22, 1976).

The standard for determining whether proposals are substantially duplicative is whether the proposals present the same "principal thrust" or "principal focus." *Pacific Gas & Electric Co.* (avail. Feb. 1, 1993). A proposal may be excluded as substantially duplicative of another proposal despite differences in terms or breadth and despite the proposals requesting different actions. *See, e.g., News Corp. (Legal & General)* (avail. Jul. 16, 2012) (concurring that a proposal to grant the holders of one class of the company's common stock the right to elect 30% of the membership of the board of directors was substantially duplicative of a proposal to eliminate the company's "dual-class capital structure and provide that each outstanding share of common stock has one vote"); *Wells Fargo & Co.* (avail. Feb. 8, 2011) (concurring that a proposal seeking a review and report on the company's controls related to loan modifications, foreclosures and securitizations was substantially duplicative of a proposal seeking a report that would include "home preservation rates" and "loss mitigation outcomes," which would not necessarily be covered by the other proposal); *Abbott Labs* (avail. Feb. 4, 2004) (concurring that a proposal to limit the company's senior executives' salaries, bonuses, long-term equity compensation, and severance payments was substantially duplicative of a proposal requesting adoption of a policy prohibiting future stock option grants to senior executives); *Siebel Systems, Inc.* (avail. Apr. 15, 2003) (concurring that a proposal requesting a policy that "a significant portion of future stock option grants to senior executives shall be performance-based" was substantially duplicative of a prior proposal requesting an "'Equity Policy' designating the intended use of equity in management compensation programs," including the portions of equity to be provided to employees and executives, the performance criteria for options, and holding periods for shares received). *See also Bank of America Corp.* (avail. Feb. 24, 2009) (concurring with the exclusion under Rule 14a-8(i)(11) of a proposal requesting the adoption of a 75% hold-to-retirement policy as subsumed by an earlier proposal where such a policy was one of many requests made in the proposal); *Ford Motor Co. (Leeds)* (avail. Mar. 3, 2008) (concurring that a proposal to establish an independent committee to prevent Ford family shareholder conflicts of interest with non-family shareholders substantially duplicated a proposal requesting that the board take steps to adopt a recapitalization plan for all of the company's outstanding stock to have one vote per share).

On November 13, 2012, before the Company received the Proposal on November 20, 2012, the Company received a proposal from Trowel Trades S&P 500 Index Fund (the "Trowel Trades Proposal"). *See* Exhibit B. The Trowel Trades Proposal states:

> RESOLVED, The shareholders ask the board of directors to adopt a policy that in the event of a change in control (as defined under any applicable employment agreement, equity incentive plan or other plan), there shall be no

> acceleration of vesting of any equity award granted to any senior executive, provided, however, that the board's Compensation Committee may provide in an applicable grant or purchase agreement that any unvested award will vest on a partial, *pro rata* basis up to the time of the senior executive's termination, with such qualifications for an award as the Committee may determine.
>
> For purposes of this Policy, "equity award" means an award granted under an equity incentive plan as defined in Item 402 of the SEC's Regulation S-K, which addresses executive compensation. This resolution shall be implemented so as not [to] affect any contractual rights in existence on the date this proposal is adopted.

As discussed below, although phrased slightly differently, the principal thrust or principal focus of the Proposal and the Trowel Trades Proposal are identical: adoption of a policy that provides that, in the event of a change of control of the company, there shall be no acceleration of vesting of any equity award granted to a senior executive. That the Proposal and the Trowel Trades Proposal share the same principal thrust or focus is evidenced by the following:

- *The Proposal and the Trowel Trades Proposal each contain nearly identical language requesting that the Company's Board of Directors adopt a policy that in the event of a change in control of the Company, there shall be no acceleration in the vesting of equity pay for senior executives.* The Proposal requests a policy providing that "in the event of a change of control of our company, there shall be no acceleration in the vesting of any future equity pay to a senior executive." Similarly, the Trowel Trades Proposal requests a policy providing that "in the event of a change in control (as defined under any applicable employment agreement, equity incentive plan or other plan), there shall be no acceleration of vesting of any equity award granted to any senior executive."

- *The Proposal and the Trowel Trades Proposal each request a policy that would permit any unvested award to vest on a pro-rata basis.* The Proposal would permit the vesting of any unvested award "on a pro rata basis as of the day of termination," provided that to the extent any such unvested awards are based on performance, the performance goals have been met. Similarly, the Trowel Trades Proposal's resolution would allow the Board's Compensation Committee to provide in an applicable grant or purchase agreement that any unvested award will vest "on a partial, *pro-rata* basis up to the time of the senior executive's termination, with such qualifications for an award as the Committee may determine."

- *The supporting statements of the Proposal and the Trowel Trades Proposal each focus on the importance of linking executive pay with performance.* The Proposal's supporting statement states that "[i]t is important to retain the link between executive pay and company performance..." Similarly, the Trowel Trade Proposal's supporting statement states that "[t]o accelerate the vesting of unearned equity on the theory an executive was denied the opportunity to earn those shares seems inconsistent with a 'pay for performance' philosophy worthy of the name."

Although the Proposal and the Trowel Trades Proposal differ slightly in their precise terms and breadth, the principal thrust of each relates to the adoption of a policy that would prohibit accelerated vesting of equity pay in the event of a change in control of the Company while permitting any unvested awards to vest on a *pro-rata* basis. Therefore, the Proposal substantially duplicates the earlier received Trowel Trades Proposal.

The Staff has previously found shareholder proposals relating to executive compensation to be substantially duplicative, even when the specific terms of the proposals differed. For example, in *Merck & Co., Inc.* (avail. Jan. 10, 2006), the Staff permitted the company to exclude a proposal requesting the adoption of a policy that a "significant portion of future stock option grants to senior executives" be performance based because it was substantially duplicative of a previously received proposal requesting that "NO future NEW stock options are awarded to ANYONE." Likewise, in *Comcast Corp.* (avail. Mar. 2, 2006), the Staff concurred that a proposal relating to elimination of all severance pay to management that would place such individual's annual compensation above $500,000 was substantially duplicative of a proposal requesting limits on future severance agreements with senior executives by providing that shareholder approval be sought if severance benefits exceed 2.99 times the sum of the executives' base salary plus bonus. Although the method of addressing the core issue of limiting severance pay was different in each proposal, the proposals were deemed to be substantially duplicative because the principal focus was the same. *See also Procter & Gamble Co.* (avail. Jul. 21, 2009) (concurring with the exclusion of a proposal requesting that the board of directors institute a triennial executive pay vote program as substantially duplicative of a proposal that the shareholders vote on an advisory resolution to ratify executive compensation at each annual meeting); *PepsiCo, Inc.* (avail. Jan. 31, 2008) (concurring with the exclusion of a proposal calling for an advisory vote at each annual meeting "to approve or disapprove the Compensation Discussion and Analysis report in the proxy statement" as substantially duplicative of an earlier received proposal requesting an advisory vote at each annual meeting "to ratify and approve the board Compensation Committee Report and the executive compensation policies and practices set forth in the Company's Compensation Discussion and Analysis"). Here, both the Proposal and the Trowel Trades Proposal share the same principal focus on limiting the acceleration of vesting of equity awards to senior executive officers of the Company in the event of a change in control. Although the proposals have slight differences, their principal objectives are identical. Accordingly, consistent with Staff precedent, the Proposal is substantially duplicative of the Trowel Trades Proposal within the meaning of Rule 14a-8(i)(11).

Finally, as noted above, the Company intends to include the Trowel Trades Proposal in the Company's 2013 Proxy Materials if the Staff does not concur that the Proposal may be excluded under Rule 14a-8(i)(3). Since the Proposal substantially duplicates the Trowel Trades Proposal, there is a risk that the Company's shareholders may be confused if asked to vote on both the Proposal and the Trowel Trades Proposal. In such a circumstance, shareholders could assume incorrectly that there must be substantive differences between the two proposals and the requested policies. As noted above, the purpose of Rule 14a-8(i)(11) "is to eliminate the possibility of shareholders having to consider two or more substantially identical proposals submitted to an issuer by proponents acting independently of each other." Exchange Act Release No. 12999 (Nov. 22, 1976). Thus, consistent with the Staff's previous interpretations of Rule 14a-8(i)(11), the Company believes that the Proposal may be excluded as substantially duplicative of the Trowel Trades Proposal.

CONCLUSION

Based upon the foregoing analysis, we respectfully request that the Staff concur that it will take no action if the Company excludes the Proposal from its 2013 Proxy Materials.

We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. Please direct any correspondence concerning this matter to amy.carriello@pepsico.com. If we can be of any further assistance in this matter, please do not hesitate to call me at (914) 253-2507, or Elizabeth Ising of Gibson, Dunn & Crutcher LLP at (202) 955-8287.

Sincerely,



Amy Carriello
Senior Legal Counsel

Enclosures

cc: Elizabeth Ising, Gibson, Dunn & Crutcher LLP
Kenneth Steiner
John Chevedden

107836_1

Exhibit A

Kenneth Steiner

*** FISMA & OMB Memorandum M-07-16 ***

Ms. Indra K. Nooyi
Chairman of the Board
PepsiCo, Inc. (PEP)
700 Anderson Hill Rd
Purchase NY 10577
Phone: 914 253-2000
Fax: 914-253-2070

Dear Ms. Nooyi,

I purchased stock in our company because I believed our company had greater potential. My attached Rule 14a-8 proposal is submitted in support of the long-term performance of our company. My proposal is for the next annual shareholder meeting. I will meet Rule 14a-8 requirements including the continuous ownership of the required stock value until after the date of the respective shareholder meeting. My submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is my proxy for John Chevedden and/or his designee to forward this Rule 14a-8 proposal to the company and to act on my behalf regarding this Rule 14a-8 proposal, and/or modification of it, for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communications regarding my rule 14a-8 proposal to John Chevedden at:

*** FISMA & OMB Memorandum M-07-16 ***

to facilitate prompt and verifiable communications. Please identify this proposal as my proposal exclusively.

This letter does not cover proposals that are not rule 14a-8 proposals. This letter does not grant the power to vote.

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of my proposal promptly by email to *** FISMA & OMB Memorandum M-07-16 ***

Sincerely,



Kenneth Steiner
Rule 14a-8 Proponent since 1995

10-18-12
Date

cc: Larry D. Thompson
Corporate Secretary
Megan Hurley <Megan.Hurley@pepsi.com>
Amy Carriello <amy.carriello@pepsico.com>
Senior Legal Director
PH: 914-253-2507
FX: 914-249-8109

[PEP: Rule 14a-8 Proposal, November 20, 2012]

Proposal 4* – Limit Accelerated Executive Pay

RESOLVED: The shareholders ask our board of directors to adopt a policy that in the event of a change of control of our company, there shall be no acceleration in the vesting of any future equity pay to a senior executive, provided that any unvested award may vest on a pro rata basis as of the day of termination; to the extent any such unvested awards are based on performance, the performance goals must have been met. This policy shall not affect any legal obligations that may exist at the time of adoption of the requested policy.

Under current or future executive pay plans, our company's highest paid executives can receive "golden parachute" pay after a change in control. It is important to retain the link between executive pay and company performance, and one way to achieve that goal is to prevent windfalls that an executive has not earned.

The vesting of equity pay over a period of time is intended to promote long-term improvements in performance. The link between executive pay and long-term performance can be severed if such pay is made on an accelerated schedule. Our CEO had a potential $19 million entitlement for a change in control.

This proposal should also be evaluated in the context of our Company's overall corporate governance as reported in 2012:

GMI/The Corporate Library, an independent investment research firm, had rated our company "D" continuously since 2008 with "High Governance Risk." Also "High Concern" in takeover defenses and "High Concern" in Executive Pay – $17 million for our CEO Indra Nooyi.

Annual incentive pay for our highest paid executives was 33%-based on individual performance, which typically means subjectively, and long-term incentive pay continued to include time-based market-priced stock options (not performance based). Ms. Nooyi also had a potential $19 million entitlement for a change in control.

Directors Daniel Vasella, Ray Hunt and Sharon Percy Rockefeller each had 10 to 26 years long-tenure which can seriously erode an independent perspective so valued for a board of directors. Plus these long-tenured directors controlled the majority of seats on our executive pay committee – no surprise – and 40% of the seats on our nomination committee. Added to Mr. Hunt's 16 years long-tenure and his seats on our executive pay and nomination committees was his experience with the bankruptcy of Halliburton. Alberto Ibargüen, on our audit committee, added his experience with the AMR bankruptcy.

Under the leadership of Ray Hunt, our corporate governance committee waged a failed effort to prevent us from even voting on 2012 proposal for an independent board chairman.

Please encourage our directors to respond positively to this proposal to protect shareholder value:

Limit Accelerated Executive Pay – Proposal 4*

Notes:
Kenneth Steiner, *** FISMA & OMB Memorandum M-07-16 *** sponsored this proposal.

Please note that the title of the proposal is part of the proposal.

*Number to be assigned by the company.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

> Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(I)(3) in the following circumstances:
>
> - the company objects to factual assertions because they are not supported;
> - the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
> - the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
> - the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.
>
> ***We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.***

See also: Sun Microsystems, Inc. (July 21, 2005).
Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by emailFISMA & OMB Memorandum M-07-16 ***

Gold, Cathleen {PEP}

From:	*** FISMA & OMB Memorandum M-07-16 ***
Sent:	Tuesday, November 20, 2012 10:35 PM
To:	Hurley, Megan {PEP}
Cc:	Carriello, Amy {PEP}
Subject:	Rule 14a-8 Proposal (PEP)``
Attachments:	CCE00004.pdf

Dear Ms. Hurley,
Please see the attached Rule 14a-8 Proposal.
Sincerely,
John Chevedden



Post-it® Fax Note 7671	Date 11-30-12	# of pages ▶
To Amy Carriello	From John Chevedden	
Co./Dept.	Co.	
Phone #	Phone # *** FISMA & OMB Memorandum M-07-16 ***	
Fax # 917-249-8109	Fax #	

November 27, 2012

Kenneth Steiner

*** FISMA & OMB Memorandum M-07-16 ***

Re: TD Ameritrade account ending in *** FISMA & OMB Memorandum M-07-16 ***

Dear Kenneth Steiner,

Thank you for allowing me to assist you today. Pursuant to your request, this letter is to inform you that, in in the TD Ameritrade clearing, Inc DTC #0188; account ending Memor you have continuously held no less than 9,700 shares of AA – ALCOA INC, 600 shares of BAX – BAXTER INTERNATIONAL INC, and 3,056 shares of IP – INTERNATIONAL PAPER CO, and 2,100 shares of PEP – PEPSICO INC, since October 1, 2011.

If you have any further questions, please contact 800-669-3900 to speak with a TD Ameritrade Client Services representative, or e-mail us at clientservices@tdameritrade.com. We are available 24 hours a day, seven days a week.

Sincerely,

Mark Bell
Resource Specialist
TD Ameritrade

This information is furnished as part of a general information service and TD Ameritrade shall not be liable for any damages arising out of any inaccuracy in the information. Because this information may differ from your TD Ameritrade monthly statement, you should rely only on the TD Ameritrade monthly statement as the official record of your TD Ameritrade account.

TD Ameritrade does not provide investment, legal or tax advice. Please consult your investment, legal or tax advisor regarding tax consequences of your transactions.

TDA 5380 L 09/12

Trowel Trades S&P 500 Index Fund

November 13, 2012
By mail and email: investor@pepsico.com

Mr. Larry Thompson
General Counsel & Corporate Secretary
PepsiCo, Inc.
700 Anderson Hill Road
Purchase, New York 10577

RE: Trowel Trades S&P 500 Index Fund

Dear Mr. Thompson:

In our capacity as Trustee of the Trowel Trades S&P 500 Index Fund (the "Fund"), I write to give notice that pursuant to the 2012 proxy statement of PepsiCo (the "Company"), the Fund intends to present the attached proposal (the "Proposal") at the 2013 annual meeting of shareholders (the "Annual Meeting") as lead filer. The Fund requests that the Company include the Proposal in the Company's proxy statement for the Annual Meeting.

A letter from the Fund's custodian documenting the Fund's continuous ownership of the requisite amount of the Company's stock for at least one year prior to the date of this letter is being sent under separate cover. The Fund also intends to continue its ownership of at least the minimum number of shares required by the SEC regulations through the date of the Annual Meeting.

I represent that the Fund or its agent intends to appear in person or by proxy at the Annual Meeting to present the attached Proposal. I declare the Fund has no "material interest" other than that believed to be shared by stockholders of the Company generally.

Please direct all questions or correspondence regarding the Proposal to the attention of Thomas McIntyre, International Representative, International Union of Bricklayers, 1895 Centre Street, Boston, MA. 02132,, McIntyre@bacweb.org. , 617-650-4246.

Sincerely,



Sandra Miller
Senior Vice President
Comerica Bank & Trust, National Association, Trustee of the Fund

Enclosure

Gold, Cathleen (PEP)

From: SPA - PepsiCo Investor Relations
Sent: Wednesday, November 14, 2012 7:48 AM
To: Carriello, Amy (PEP); DuBois, Heidi (PEP)
Cc: Nastanski, Cynthia (PEP); Caulfield, Jamie (PEP)
Subject: FW: Shareholder Proposal
Attachments: Pepsico Coverltr.pdf

This email came through the IR Spa mailbox.

Maritza Vicole
PepsiCo, Inc.
Shareholder Services
700 Anderson Hill Road
Purchase, NY 10577

914-253-3055
914-253-2711 - fax
maritza.vicole@pepsico.com

From: Kimberly K Sherer [mailto:KKSherer@comerica.com]
Sent: Tuesday, November 13, 2012 4:47 PM
To: SPA - PepsiCo Investor Relations
Subject: Shareholder Proposal

Dear Mr. Thompson,

On behalf of the Trowel Trades S&P 500 Index Fund, attached please find a shareholder proposal . Please let me know if I can be of further assistance.

Kimberly K. Sherer | Vice President | Taft-Hartley Institutional Services | Comerica Bank | MC 3466

411 West Lafayette Blvd | Detroit, MI 48226 | ☎ 313-222-4483 | 🖷 313-222-7116 | kksherer@comerica.com

RESOLVED: The shareholders ask the board of directors to adopt a policy that in the event of a change in control (as defined under any applicable employment agreement, equity incentive plan or other plan), there shall be no acceleration of vesting of any equity award granted to any senior executive, provided, however, that the board's Compensation Committee may provide in an applicable grant or purchase agreement that any unvested award will vest on a partial, *pro rata* basis up to the time of the senior executive's termination, with such qualifications for an award as the Committee may determine.

For purposes of this Policy, "equity award" means an award granted under an equity incentive plan as defined in Item 402 of the SEC's Regulation S-K, which addresses executive compensation. This resolution shall be implemented so as not affect any contractual rights in existence on the date this proposal is adopted.

SUPPORTING STATEMENT

PepsiCo, Inc. (the "Company") allows senior executives to receive an accelerated award of unearned equity under certain conditions after a change of control of the Company. We do not question that some form of severance payments may be appropriate in that situation. We are concerned, however, that current practices at the Company may permit windfall awards that have nothing to do with a senior executive's performance.

According to last year's proxy statement, an involuntary termination or a termination with good reason at the end of the 2011 fiscal year could have accelerated the vesting of $36 million worth of long-term equity to the Company's five senior executives, with Ms. Nooyi, the Chairman and CEO, entitled to $8.4 million.

In this regard, we note that PepsiCo uses a "double trigger" mechanism to determine eligibility for accelerated vesting on all equity awards earned after 2007: (1) There must a change of control, which can occur as defined in the plan or agreement, and (2) employment is terminated involuntarily or voluntarily with "good reason" as defined in the plan.

We are unpersuaded by the argument that executives somehow "deserve" to receive unvested awards. To accelerate the vesting of unearned equity on the theory that an executive was denied the opportunity to earn those shares seems inconsistent with a "pay for performance" philosophy worthy of the name.

We do believe, however, that an affected executive should be eligible to receive an accelerated vesting of equity awards on a *pro rata* basis as of his or her termination date, with the details of any *pro rata* award to be determined by the Compensation Committee.

Other major corporations, including Apple, Chevron, Dell, ExxonMobil, IBM, Intel, Microsoft, and Occidental Petroleum, have limitations on accelerated vesting of unearned equity, such as providing pro rata awards or simply forfeiting unearned awards.

We urge you to vote FOR this proposal.